PROVIDENT ENERGY TRUST REPORT STRONG GROWTH AND RESULTS IN 2002

NEWS RELEASE NUMBER 7-03	March 13, 2003

CALGARY, ALBERTA — Provident Energy Trust (“Provident”) (TSX - “PVE.UN”; AMEX - “PVX”) is pleased to report that 2002 was an exceptional year for the Trust. During 2002, Provident’s accomplishments included:

•	Successfully completed three cash flow accretive acquisitions that included Richland Petroleum Corporation (“Richland”), a strategic portfolio of producing assets in southern Alberta and Meota Resources Corp. (“Meota”) for a total cost of $605 million. These acquisitions added approximately 21,800 barrels of oil equivalent (“boe”) of daily production and 50.3 million boe of established light oil and natural gas reserves in our core areas of southern Alberta, west central Alberta and southeast Saskatchewan and established the new core area of southwest Saskatchewan.

•	Acquired natural gas weighted established reserves at $11.09 per boe net of undeveloped land values and $25,600 per producing barrel of oil equivalent production.

•	Completed a bought-deal unit equity financing in May issuing 3.9 million trust units for net proceeds of $37.1 million.

•	Completed a bought-deal convertible debenture financing in May for net proceeds of $61.4 million becoming the first conventional oil and gas trust to issue this instrument.

•	As a result of our 2002 initiatives, Provident’s market capitalization increased by 305 percent to $700 million at year end, daily production increased by 123 percent to 21,801 boed and established reserves increased by 130 percent to 64.5 million barrels of oil equivalent.

•	Acquisitions and new development net of dispositions and revisions produced an established reserve replacement ratio of 5.6 times 2002 average daily production.

•	Improved the quality of the reserves, increasing year end 2002 proved producing reserves as a percentage of total proved reserves to 82% from 68% at December 31, 2001.

•	Generated cash flow of $96.9 million or $2.41 per weighted average unit and declared cash distributions of $81.5 million or $2.03 per unit.

•	Delivered a 56 percent total return on our units for the year.

•	Participated in drilling 52 (39.4 net) low risk development wells mainly in Lloydminster and southern Alberta for an overall success rate of 100 percent, adding approximately 3,500 boed of daily production at an all in cost of $6,280 per flowing boe and $9.57 per boe of established reserves.

•	Implemented a Premium Distribution Reinvestment Program for unitholders in May with initial participation levels in excess of 30 percent becoming the first conventional oil and gas trust to do so.

•	Continued to adhere to a consistent and disciplined Commodity Price Risk Management Program in order to mitigate commodity price volatility and to provide a more predictable level of cash available for distribution.

The financial and operating results for comparable periods were as follows:

					For the period
				Year	March 6 to
	Three Months Ended December 31,			Ended December 31,	December 31,

			%			%
(000’s except per share data)	2002	2001	Change	2002	2001	Change

Financial
Gross revenue	$81,698	$21,708	276	$207,823	$78,311	165
Cash flow from operations	$36,299	$9,350	288	$96,896	$36,228	167
Per weighted average unit — basic	$0.63	$0.53	19	$2.41	$2.62	(8)
Per weighted average unit — diluted	$0.57	$0.53	8	$2.17	$2.62	(17)
Declared distributions to Unitholders	$30,081	$11,014	173	$81,526	$36,880	121
Per Unit	$0.57	$0.60	(5)	$2.03	2.54	(20)
Net income (loss)	$7,187	$(14,241)	—	$9,932	$(46,855)	—
Per weighted average unit — basic	$0.12	$(0.80)	—	$0.25	$(3.39)	—
Per weighted average unit — diluted	$0.11	$(0.80)	—	$0.22	$(3.39)	—
Capital expenditures	$6,835	$3,313	106	$21,980	$10,979	100
Property acquisitions	$41	$225	(82)	$71,986	$2,604	2,664
Property dispositions	$(5,651)	$—	—	$(11,157)	$(1,421)	685
Bank debt	$187,200	$35,600	426	$187,200	$35,600	426
Unitholders’ equity	$472,779	$104,711	353	$472,779	$104,711	352
Weighted average trust units and exchangeable shares outstanding (000’s)	57,603	17,805	224	40,222	13,813	191
Operating
Daily production
Light/medium crude oil (bpd)	7,478	1,820	311	5,096	1,577	223
Heavy oil (bpd)	6,459	5,924	9	6,310	5,053	25
Natural gas liquids (bpd)	1,558	485	221	1,030	509	102
Natural gas (mcfd)	91,766	15,373	497	56,193	15,772	256
Oil equivalent (boed)(1)	30,790	10,792	185	21,801	9,767	123
Average selling price(2)
Light/medium crude oil ($/bbl)	$35.26	$33.10	7	$34.62	$31.94	8
Heavy oil (15°API) ($/bbl)	$18.66	$15.70	19	$20.02	$21.71	(8)
Corporate blend ($/bbl)	$27.57	$19.79	39	$26.55	$24.14	10
Natural gas liquids ($/bbl)	$33.82	$23.18	46	$29.04	$31.40	(8)
Natural gas ($/mcf)	$5.06	$4.65	9	$4.67	$5.33	(12)
Oil equivalent ($/boe)(1)	$29.25	$21.86	34	$27.29	$26.64	2
Netback ($/boe)(1)	$16.68	$11.90	40	$15.09	$15.27	(1)

1.	Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.

2.	Average selling price and operating netback exclude the non-cash amortization of hedging gains but include the cash impact of the Commodity Price Risk Management Program.

Year-end reserves

Provident’s year end reserves evaluation was prepared by the independent engineering firm McDaniel & Associates Consultants Ltd. (“McDaniel”). As at January 1, 2003, Provident increased its proven reserves by 140 percent to 55.1 million boe and its established reserves by 130 percent to 64.5 million boe. Provident’s 2002 low-risk development drilling program focused on the Lloydminster and southern Alberta core areas adding 2.3 million boe of established reserves at an all-in cost of $9.57 per boe. The acquisitions of Richland, the southern Alberta property portfolio and Meota added 50.3 million boe of natural gas weighted established reserves at $11.09 per boe excluding the value attributed to undeveloped land.

Reserve quality improved with the percentage of proved producing reserves as a percentage of total proved reserves increasing from 68 percent at year end 2001 to 82 percent at year end 2002. Similarly total proved reserves as a percentage of established reserves increased from 81 percent to 85 percent over the same time period.

The year end evaluation by McDaniel brought all of Provident’s reserves under a common evaluator. Net downward reserve revisions of 2.1 percent to proved producing, 5.6 percent to total proved and 6.6 percent to established reserves reflect a realistic approach to proven undeveloped and probable reserves for an income trust as well as the current move within the industry to more stringent evaluation standards.

Reserve Life Index (“RLI”) for proved producing reserves increased to 4.7 years at December 31, 2002 from 4.3 years at December 31, 2001. The RLI for total proved reserves decreased from 6.3 to 5.7 years and decreased from 7.8 to 6.7 years for established reserves. RLI production rates were determined by applying the estimated corporate production decline to daily average production rates at December 31 of each year.

The following reconciliation summarizes Provident’s reserve activity for the year ended December 31, 2002:

	Proved			Established(1)

	Liquids	Gas	BOE	Liquids	Gas	BOE
2002	mbbls	mmcf	mboe	mbbls	mmcf	mboe

Balance at January 1, 2002	17,297	32,182	22,661	21,531	38,852	28,007
Drilling additions	1,456	2,050	1,798	1,876	2,521	2,296
Acquisitions	16,803	168,926	44,957	18,899	188,395	50,299
Revisions	(2,968)	(5,609)	(3,903)	(4,015)	(7,722)	(5,302)
Dispositions	(1,149)	(7,568)	(2,411)	(1,273)	(9,406)	(2,841)
Production	(4,539)	(20,510)	(7,957)	(4,539)	(20,510)	(7,957)
Balance at January 1, 2003	26,901	169,470	55,146	32,480	192,130	64,501

(1)	Established reserves include proven reserves plus probable reserves reduced by 50 percent.

Undeveloped land holdings

Through our acquisition activity, undeveloped land holdings increased by 181 percent to 441,500 net acres at year end. A significant portion of these lands form the basis for our active farm out strategy.

Management’s Discussion and Analysis (“MD&A”)

The following analysis provides a detailed explanation of Provident’s operating results for the quarter and year ended December 31, 2002, which should be read in conjunction with the audited consolidated financial statements of Provident, found later in this interim report. Provident’s Annual Report and Annual Information Form will include a more detailed MD&A as well as the complete set of notes to the financial statements. The complete notes will include a reconciliation between Canadian and U.S. generally accepted accounting principles. All amounts are reported in Canadian dollars, unless otherwise stated.

Production

Production for the quarter ended December 31, 2002 was 30,790 barrels of oil equivalent per day, an increase of 185 percent from the same period last year. Production for the year averaged 21,801 barrels of oil equivalent per day, an increase of 123 percent over the period March 6 to December 31, 2001. The acquisition of Richland on January 16, 2002, the southern Alberta property acquisition effective April 1, 2002, and the Meota acquisition on October 1, 2002 were the main reasons for the growth in natural gas and oil production for both the quarterly and longer periods.

The production profile of the Trust has changed substantially over the comparable periods with natural gas now averaging 50 percent of fourth quarter production in 2002 (2001-24%) or 43 percent of the production in the year ended 2002 compared to 27 percent for the March 6 to December 31, 2001 period. Light/Medium oil has also increased as a percentage of the commodity mix while heavy oil has decreased significantly as a percentage of production.

Prices

Average selling price on a boe basis including the impact of the Commodity Price Risk Management Program (“the Program”) improved 34 percent for the fourth quarter of 2002 to $29.25 per boe compared to $21.86 per boe for the fourth quarter of 2001. For the year ended December 31, 2002 the price per boe received including the impact of the Program improved two percent to $27.29 per boe compared to $26.64 per boe for the March 6 to December 31, 2001 period. In 2002, the commodity mix has shifted to reflect a greater proportion of higher priced commodities on a boe basis. Pricing in 2002 incorporates a negative impact of the Program of $0.81 per boe compared to a positive impact of $2.95 per boe in the March 6 to December 31, 2001 period.

Commodity Price Risk Management Program

Provident’s Commodity Price Risk Management Program is in place to help manage the volatility in Provident’s oil and natural gas prices and to assist with stabilizing cash flow and distributions per unit. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials, financial hedging on WTI and AECO natural gas price and CDN/US exchange rate hedges were put in place. The prices outlined in the operating highlights table include the effect of this program. For the year ended December 31, 2002, the Program negatively impacted revenues by $6.5 million ($0.81 per boe) compared to positive results in the March 6 to December 31, 2001 period of $8.6 million $2.95 per boe). A supplemental table has been included at the end of this report that updates Provident’s Program as at March 13, 2003.

Gross production revenue

Gross production revenues from oil, natural gas and natural gas liquids totaled $81.7 million for the fourth quarter of 2002, an increase of 276 percent over the $21.7 million recorded in the fourth quarter of 2001. For the year ended December 31, 2002 Provident recorded a 165 percent increase to $207.8 million compared to the $78.3 million for the March 6 to December 31, 2001 period. The increases were mainly driven by higher production volumes as a result of the corporate acquisitions of both Richland and Meota and the southern Alberta property acquisition. Further, 2002 results reflect a full year to accumulate production and revenue compared to the 301 days in the March 6 to December 31, 2001 period.

Royalties

In 2002, royalties were $44.3 million or 241 percent higher than the $13.0 million for the period March 6 to December 31, 2001. The larger dollar value correlates with the increased production volumes and revenues. Royalties averaged 19.8 percent of gross production revenue prior to the impact of the Commodity Price Risk Management Program in 2002 compared to 18.7 percent in the period March 6 to December 31, 2001. The higher average royalty burden results from the change in the commodity mix of products sold to include a larger proportion of natural gas and light and medium oil and a smaller proportion of heavy oil. Typically, royalties paid on heavy oil production are lower than on conventional light/medium oil or natural gas.

Cash flow from operations and net income (loss)

Cash flow from operations was $96.9 million for the year, an increase of 167 percent over the $36.2 million for the March 1 to December 31, 2001 period. In the fourth quarter of 2002 cash flow was $36.3 million, an increase of 288 percent over the $9.4 million recorded in the comparable quarter in 2001. The cash flow comparatives incorporate increased activity associated with the acquisition driven growth achieved by the Trust in 2002. Non-cash expenses increased with the exception of the additional depletion, depreciation and amortization and the associated future tax recovery booked as a result of the writedowns recorded in the March 6 to December 31 period. This resulted in a 2001 loss of $46.9 million impacted by writedowns compared to net income for 2002 of $9.9 million.

Depletion, depreciation and amortization (DD&A), the ceiling test and future tax recovery:

DD&A expense for 2002 was $90.5 million or $11.37 per boe, compared to $33.8 million or $11.48 per boe for the March 6 to December 31, 2001 period. Ceiling test writedowns were recorded in the period March 6, 2001 to December 31, 2001 as $101.3 million in additional DD&A offset by an associated tax recovery of $43.0 million. No writedowns were recorded in 2002.

The 2002 future tax recovery totaled $17.5 million compared to a pre-writedown tax recovery of $8.8 million in the March 6 to December 31, 2001 period.

Acquisitions

During 2002, Provident successfully completed three major acquisitions. On January 16, 2002 Richland was acquired for $190 million, effective April 1, 2002 the southern Alberta properties were acquired for $72 million and on October 1, 2002 the Trust took up and paid for the outstanding shares of Meota in a $340 million takeover. From an operational perspective these acquisitions further diversified the trusts’ asset base providing a majority of operated high netback properties, a more balanced commodity mix, assisted in establishing new core areas in southern Alberta and southwest Saskatchewan and provide a substantial inventory of low-risk development and optimization potential.

Cash Distributions

The following table summarizes distributions paid or declared by the Trust from January 1, 2002 to December 31, 2002:

		Distribution Amount	Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)

2002
December 17, 2002	January 15, 2003	$0.20	$0.1303
November 19, 2002	December 13, 2002	$0.19	$0.1217
October 22, 2002	November 15, 2002	$0.18	$0.1138
September 18, 2002	October 15, 2002	$0.17	$0.1072

		Distribution Amount	Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)

August 19, 2002	September 13, 2002	$0.17	$0.1072
July 19, 2002	August 15, 2002	$0.17	$0.1091
June 24, 2002	July 15, 2002	$0.17	$0.1106
May 31, 2002	June 14, 2002	$0.17	$0.1097
April 30, 2002	May 15, 2002	$0.15	$0.0964
March 31, 2002	April 15, 2002	$0.15	$0.0944
February 28, 2002	March 15, 2002	$0.15	$0.0946
January 29, 2002	February 15, 2002	$0.16	$0.1006

Total Cash Distributions January 1 to December 31, 2002		$2.03	$1.3000

Total Cash Distributions Since Inception (March 6, 2001 — December 31, 2002)		$4.57	$2.9300

Based on the Trust’s December 31, 2002 closing price on The Toronto Stock Exchange of $10.75 and annualizing the December cash distribution amount of Cdn$0.20 per unit, the cash-on-cash yield was approximately 22 percent.

The following table summarizes the total return to unitholders from the inception of the Trust on March 6, 2001 to December 31, 2002 and for the period from January 1, 2002 to December 31, 2002. The total return is determined by adding the change in the Trust unit trading price between the beginning of the period and the end of the period plus cash distributions declared for the period and dividing the sum by the Trust unit trading price at the end of the period.

Total Return

March 6, 2001 (inception) to December 31, 2002	35%
January 1, 2002 to December 31, 2002	56%

Outlook

The Trust declared distributions of Cdn$0.20 per month per unit for the first quarter of 2003 and anticipates continued strong commodity prices will enable the Cdn$0.20 per unit monthly distribution to be maintained through the second quarter of 2003. The Trust will continue to seek and evaluate accretive acquisitions and continue to fund internally generated low risk capital projects that meet our stringent risk/return threshold.

Forward Looking Statements

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including: the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom.

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS

As at December 31
 Canadian dollars (‘000’s)

	2002	2001

Assets
Current assets
Cash	$42	$35
Accounts receivable	47,463	12,009
Assets held for sale	1,145	1,500
Prepaids	2,605	117

	51,255	13,661
Cash reserve for future site reclamation	1,490	424
Goodwill (Note 3)	102,443	—
Property, plant and equipment	700,037	171,808

	$855,225	$185,893

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$54,783	$11,234
Cash distributions payable	8,153	4,204
Payable to the Manager (Notes 9 and 10)	4,000	85

	66,936	15,523
Long-term debt (Note 5)	187,200	35,600
Future site reclamation	12,245	6,807
Future income taxes	116,065	23,252
Unitholders’ Equity
Unitholders’ contributions (Note 6)	513,835	187,587
Exchangeable shares (Note 6)	57,036	—
Convertible debentures (Note 7)	61,279	—
Accumulated loss	(36,064)	(45,996)
Accumulated cash distributions (Note 4)	(118,406)	(36,880)
Accumulated interest on convertible debentures	(4,901)	—

	472,779	104,711

	$855,225	$185,893

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME (LOSS)
 Canadian dollars (‘000’s) except per unit amounts

	For the year ended	For the period March 6,
	December 31, 2002	2001 to December 31, 2001

Revenue
Gross production revenue	$207,823	$78,311
Royalties	(44,315)	(13,036)

	163,508	65,275
Expenses
Production	52,741	20,416
General and administrative	7,987	3,418
Management fees (Notes 9 and 10)	11,296	1,153
Interest on long-term debt	5,307	2,671
Depletion, depreciation and amortization	90,481	33,753
Additional depletion, depreciation and amortization	—	101,300

	167,812	162,711

Loss before taxes	(4,304)	(97,436)
Capital taxes	3,264	1,178
Future income tax recovery	(17,500)	(51,759)

	(14,236)	(50,581)

Net income (loss) for the period	9,932	(46,855)
Accumulated income (loss), beginning of period	(45,996)	859

Accumulated loss, end of period	$(36,064)	$(45,996)

Net income (loss) per unit — basic	$0.25	$(3.39)

— diluted	$0.22	$(3.39)

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
 Canadian dollars (‘000’s) except per unit amounts

		For the Period
	For the year ended	March 6, 2001 to
	December 31, 2002	December 31, 2001

Cash provided by operating activities
Net income (loss) for the period	$9,932	$(46,855)
Add non-cash items:
Depletion, depreciation and amortization	90,481	33,753
Additional depletion and depreciation	—	101,300
Amortization of deferred charges	8,983	(467)
Future income tax recovery	(17,500)	(51,759)
Management fee paid with trust units (Note 9)	5,000	256

Cash flow from operations	96,896	36,228
Change in non-cash working capital	(7,090)	(11,190)

	89,806	25,038

Cash provided by financing activities
(Decrease) increase in long-term debt	(10,325)	7,500
Settlement of financial instruments	—	(4,620)
Declared distributions to unitholders	(81,526)	(36,880)
Issue of trust units, net of issue costs	56,014	57,039
Issue of debentures, net of costs	61,398	—
Declared distributions to debentureholders	(4,901)	—
Change in non-cash financing working capital	3,949	4,205

	24,609	27,244

Cash used in investing activities
Expenditures on property, plant and equipment	(21,980)	(10,979)
Acquisition of Maxx Petroleum Ltd.	—	(39,434)
Acquisition of Richland Petroleum Corporation (Note 3)	(3,389)	(331)
Acquisition of Meota Resources Corp. (Note 3)	(32,141)
Acquisition of oil and gas properties	(70,936)	(2,604)
Proceeds on disposition of oil and gas properties	11,157	1,421
Reclamation fund contributions	(1,317)	(479)
Change in non-cash investing working capital	4,198	86

	(114,408)	(52,320)

Increase (decrease) in cash	7	(38)
Cash beginning of period	35	73

Cash end of period	$42	$35

Cash flow from operations per weighted average unit
— basic	$2.41	$2.62

— diluted	$2.17	$2.62

Supplemental disclosure of cash flow information
Cash interest paid	$4,713	$2,733
Cash capital taxes paid	$3,264	$1,212

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Canadian dollars, tabular amounts in ‘000’s, except unit and per unit amounts)
December 31, 2002

1.	Significant accounting policies

a)	Basis of presentation. These consolidated financial statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the audited consolidated financial statements of the Trust for the period ended December 31, 2001 except as herein noted.

b)	Goodwill, which represents the excess of purchase price over fair value of net assets received, is assessed at least annually for impairment. To assess impairment, the fair value of the reporting unit (the consolidated Trust) is determined and compared to the book value of the reporting unit. If the fair value is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impaired amount.

2.	Change in accounting policy — unit based compensation

The Trust accounts for its unit based compensation plans using the intrinsic value method whereby no costs have been recognized in the financial statements for unit options granted to employees and directors. Effective January 1, 2002 a change in Canadian generally accepted accounting principles requires the impact on compensation costs using the fair value method be disclosed. If the fair value method had been used, the impact on the Trust’s pro forma net earnings would have been negligible.

3.	Acquisitions

(a)	Richland Petroleum Corporation (“Richland”)

Effective January 16, 2002 Provident acquired Richland for consideration of 11,157,225 Trust units with an ascribed value of $98.9 million. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed
Cash reserved for future site reclamation	$372
Goodwill	13,306
Fair market value of financial hedges and physical contracts for petroleum products	10,133
Property, plant and equipment	219,151
Working capital deficiency	(10,744)
Long-term debt	(75,425)
Site reclamation liability	(1,559)
Future income taxes	(52,660)

$102,574

Consideration
Acquisition costs incurred (includes $332 incurred in 2001)	$3,721
Trust units issued	98,853

$102,574

(b)	Meota Resources Corp. (“Meota”)

Effective October 1, 2002 Provident acquired Meota for cash consideration of $27.1 million and 14,517,184 trust units with an ascribed value of $158.3 million, plus 5,858,136 exchangeable shares with an ascribed value of $63.9 million. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$313,305
Goodwill	89,137
Working capital deficiency, net of cash	(2,816)
Long-term debt	(86,500)
Site reclamation liability	(1,084)
Future income taxes	(57,653)

$254,389

Consideration
Cash	$27,134
Acquisition costs incurred	5,007

Total cash consideration	32,141
Trust units issued	158,336
Exchangeable shares issued	63,912

$254,389

4.	Reconciliation of cash flow and distributions

		For the period
	For the year ended	March 6, 2001 to
	December 31, 2002	December 31, 2001

Cash flow from operations	$96,896	$36,228
Cash required for interest on convertible debentures	(4,901)	—
Cash (reserved) used for financing and investing activities	(10,469)	652

Cash distributions to unitholders	81,526	36,880
Accumulated cash distributions, beginning of period	36,880	—

Accumulated cash distributions, end of period	$118,406	$36,880

Cash distributions per unit	$2.03	$2.54

5.	Long-term debt

	2002	2001

Revolving credit facility	$187,200	$35,600

Provident has a $255 million revolving credit facility with a syndicate of Canadian chartered banks. Interest rates under the terms of the credit facility are determined quarterly based on the ratio of quarter end debt divided by the previous quarters cash flow annualized. At December 31, 2002, the rate was bank prime of 4.5 percent plus 0.25 percent.

Pursuant to the terms of the agreement, each year on or after May 24 Provident can request the revolving period be extended for a further 364 day period. If the lenders do not extend the revolving period, at Provident’s option the credit facility is converted to a one year non-revolving term credit facility at the end of the 364 day term, with one-sixth of the loan balance due May 2004, one-twelfth due August 2004 and the remaining balance due at the end of the term period. As collateral security, Provident has pledged a $500 million fixed and floating charge debenture against all of its assets.

6.	Unitholders’ contributions and exchangeable shares

The Trust has authorized capital of an unlimited number of common voting trust units.

On January 16, 2002, the Trust issued 11.2 million trust units as consideration for the Richland acquisition. On October 1, 2002, the Trust issued 14.5 million trust units and Provident Acquisitions Inc., a subsidiary, issued 5.9 million exchangeable shares as partial consideration for the acquisition of Meota Resources Corp. The conversion ratio for the exchangeable shares for the period October 1 to November 14, 2002 was equal to one trust unit for one exchangeable share, and is increased on each date a distribution is paid by the Trust between October 1, 2002 and the date the exchangeable share is converted, at the option of the holder, into trust units. On January 15, 2004, all remaining exchangeable shares will be automatically exchanged for trust units, subject to extension at the option of the Trust.

Effective with the May 2002 distribution, the Trust initiated a premium distribution, distribution reinvestment plan (“DRIP”). The DRIP permits eligible unitholders to direct their distributions to the purchase of additional units at 95 percent of the average market price as defined in the plan (“Regular DRIP”), subject to pro-ration by the Trust. The premium distribution component permits eligible unitholders to elect to receive 102 percent of the cash the unitholder would otherwise have received on the distribution date (“Premium DRIP”). Unitholders who participate in either the Regular DRIP or the Premium DRIP are also eligible to participate in the optional unit purchase plan as defined in the DRIP

	Year ended December 31, 2002		March 6, 2001 to December 31, 2001

Trust Units	Number of units	Amount	Number of Units	Amount

Balance at beginning of period	21,054,119	$187,587	7,092,221	$43,649
Issued to acquire Maxx Petroleum Ltd.	—	—	7,475,000	87,009
Issued to acquire Richland Petroleum Corp.	11,157,225	98,853	—	—
Issued to acquire Meota Resources Corp.	14,517,184	158,336	—	—
Exchangeable share conversions	644,150	6,876	—	—
Issued for property acquisition	100,000	1,050	—	—
Issued for cash	3,900,000	39,390	6,435,500	61,425
Issued pursuant to the distribution reinvestment plan	1,507,246	15,244	—	—
Units to be issued pursuant to the distribution reinvestment plan	244,406	2,500	—	—
Issued pursuant to unit option plan	126,034	1,103	—	—
Issued or to be issued to Provident Management Corporation	467,290	5,000	31,798	256
Issued to directors of Provident	—	—	19,600	243
Debenture conversions	11,681	125	—	—
Trust unit issue costs	—	(2,229)	—	(4,995)

Balance, end of period	53,729,335	$513,835	21,054,119	$187,587

	Year ended December 31, 2002

Exchangeable shares Provident Acquisitions Inc.	Number of Shares	Amount

Balance, December 31, 2001	—	$—
Issued to acquire Meota Resources Corp.	5,858,136	63,912
Converted to trust units	(630,292)	(6,876)

Balance, December 31, 2002	5,227,844	57,036
Exchange ratio, end of year	1.03597	—
Trust units issuable upon conversion, end of period	5,415,890	$57,036

The per trust unit amounts for the year 2002 were calculated based on the weighted average number of units outstanding of 40,221,914, which includes the shares exchangeable into trust units. The per trust unit amounts for the period from March 6, 2001 to December 31, 2001 were calculated based on the weighted average number of units outstanding of 13,812,533. The diluted per trust unit amounts are calculated including an additional 4,429,627 trust units issuable upon conversion of the debentures (2001 — nil), plus 56,510 trust units (2001 — 29,000) for the dilutive effect of the unit option plan.

7.	Convertible debentures

On April 11, 2002 the Trust issued $64.4 million of unsecured subordinated convertible debentures ($61.4 million net of issue costs) with a 10.5 percent coupon rate maturing May 15, 2007. The debentures may be converted into trust units at the option of the holder at a conversion price of $10.70 per trust unit prior to May 15, 2007, and may be redeemed by the Trust under certain circumstances. The debentures and related interest obligations have been classified as equity on the consolidated balance sheet as the Trust may elect to satisfy interest and principle obligations by the issuance of trust units. During the year $0.125 million of debentures were converted to trust units.

8.	Unit option plan

The Trust Option Plan (the “Plan”) is administered by the Board of Directors of Provident. Under the Plan, all directors, officers, employees and certain consultants of Provident, with the exception of the officers of Provident Management Corporation, are eligible to participate in the Plan. There are 3,600,000 trust units reserved for the Trust Option Plan. Options are granted at a “strike price” which is not less than the closing price of the units on The Toronto Stock Exchange on the last trading day preceding the grant. In certain circumstances, based upon the cash distributions made on the trust units, the strike price may be reduced at the time of exercise of the option at the discretion of the option holder.

	Year ended		March 6, 2001 to
	December 31, 2002		December 31, 2001

		Weighted Average		Weighted Average
	Number of Options	Exercise Price	Number of Options	Exercise Price

Outstanding, beginning of period	611,100	$11.16	—	$—
Granted	345,013	10.32	645,900	11.18
Exercised	(126,034)	10.87	—	—
Cancelled	(33,269)	10.72	(34,800)	11.42

Outstanding, end of period	796,810	10.86	611,100	11.16

Exercisable at end of period	330,149	$11.09	223,700	$11.14

At December 31, 2002, the Trust had 796,810 options outstanding with exercise prices ranging between $8.40 and $12.39 per unit, and a weighted average remaining contractual life of 2.8 years.

9.	Related party transactions

The Trust was actively managed by Provident Management Corporation (the “Manager”), and in accordance with the terms of the management agreement, the Manager was entitled to receive a base fee in the amount of 2% of the operating cash flow of the Provident, plus a total return fee based on distributions and unit price performance during the period. Pursuant to the management fee amending agreement approved in conjunction with the management internalization transaction (note 10), the base fee paid for the period January 1 to October 31, 2002 was $1.8 million and capped at $0.5 million for the period November 1 to December 31, 2002, for a total base fee of $2.3 million. The total return fee for the year 2002 was also capped pursuant to the management fee amending agreement at $9.0 million, payable by way of $4.0 million in cash and 467,290 trust units valued at $5.0 million. For the period March 6 to December 31, 2001, the Manager was paid a base fee of $0.9 million and a total return fee of $0.25 million (paid with the issuance of 31,798 trust units). The Manager was reimbursed for administration expenses which totaled $264,242 in 2002 ($46,123 for the period March 6 to December 31, 2001).

10.	Subsequent event (management internalization transaction)

On January 17, 2003, the Unitholders approved a transaction whereby Provident acquired all the issued and outstanding shares of Provident Management Corporation, Manager of the Trust and Provident, for consideration of $18.0 million payable with the issuance of 1,682,242 exchangeable shares. The exchangeable shares are held in escrow and are releasable as to 25% per year beginning on June 30, 2003, and are releasable or may be forfeited in certain other limited circumstances. This management internalization transaction eliminates external management fees effective January 1, 2003. The share purchase agreement as a condition of closing provides for executive employment contracts for the former shareholders of Provident Management Corporation.

11.	Comparative balances

Certain comparative numbers have been restated to conform with the current year presentation.

SUPPLEMENTAL INFORMATION

Commodity Price Risk Management Program Summary(4):

Provident’s aggregate position, as at March 13, 2003 under the Commodity Price Risk Management Program is summarized below:

Year	Product	Volume	Terms	Effective Period

2003	Light Oil	4,000 bpd	WTI US$24.945 per bbl	January 1 — December 31
		1,000 bpd	WTI US$25.045 per bbl	April 1 — June 30
		1,000 bpd	WTI US$24.31 per bbl	July 1 — September 30
		1,000 bpd	WTI US$23.82 per bbl	October 1 — December 31
		1,000 bpd	Costless Collar WTI US$22.58 — US$26.00 per bbl	January 1 — December 31
		500 bpd	Call at WTI US$30.95 per bbl	January 1 — March 31
	Heavy Oil	3,000 bpd	Cdn $18.90 per bbl Wellhead(1)(2)	January 1 — December 31
		200 bpd	Cdn$22.50 per bbl Wellhead	January 1 — April 30
		1,000 bpd	US$16.70 per bbl @ Hardisty	January 1 — March 31
		500 bpd	WTI US$24.40 per bbl	January 1 — March 31
		500 bpd	US$8.50 per bbl differential @ Hardisty	January 1 — March 31
		500 bpd	US$18.75 per bbl @ Hardisty	July 1 — December 31
	Natural Gas(3)	11,000 gjpd	Cdn$4.96 per gj(2)	January 1 — October 31
		20,000 gjpd	Cdn$5.48 per gj	January 1 — March 31
		10,000 gjpd	Cdn$6.55 per gj	January 1 — March 31
		12,500 gjpd	Cdn$4.82 per gj	April 1 — October 31
		15,000 gjpd	Cdn$4.72 per gj	May 1 — October 31
		15,000 gjpd	Costless Collar Cdn$4.00 — Cdn$6.10 per gj	January 1 — April 30
		10,000 gjpd	Costless Collar Cdn$4.25 — Cdn$5.22 per gj	January 1 — March 31
		10,000 gjpd	Costless Collar Cdn$4.50 — Cdn$5.72 per gj	April 1 — October 31
		10,000 gjpd	Costless Collar Cdn$5.57 — Cdn$8.81 per gj	November 1 — December 31
		10,000 gjpd	Costless Collar Cdn$5.50 — Cdn$7.85 per gj	November 1 — December 31
		5,000 gjpd	Costless Collar Cdn$5.00 — Cdn$7.75 per gj	April 1 — October 31
		5,000 gjpd	Costless Collar Cdn$5.50 — Cdn$7.52 per gj	April 1 — October 31
2004	Light Oil	2,000 bpd	WTI US$24.045 per bbl	January 1 — December 31
		500 bpd	WTI US$25.08 per bbl	January 1 — March 31
	Natural Gas(3)	10,000 gjpd	Costless Collar Cdn$5.57 — Cdn$8.81 per gj	January 1 — March 31
		10,000 gjpd	Costless Collar Cdn$5.50 — Cdn$7.85 per gj	January 1 — March 31

(1)	The heavy oil price of Cdn$18.90 per bbl has been fixed through a combination of Canadian dollar wellhead contracts, US dollar denominated WTI combined with US dollar differential and blending contracts and Canadian/US dollar exchange rate contracts.

(2)	Contracts which, if extended, would require Provident to deliver 1,500 bpd at WTI US$22.70 per bbl and 1,000 bpd at WTI US$23.70 per bbl and 5,000 gjpd at Cdn$4.95 per gj for calendar 2004. The contracts are extendible at the option of the counterparty.

(3)	Natural gas contracts are settled against AECO monthly index.

(4)	As at March 13, 2003 payments of $26.9 million would have been required to settle the light and heavy oil contracts based on prices prevailing at March 13, 2003, and payments of $19.1 million would have been required to settle outstanding natural gas contracts.

For Further Information

Thomas W. Buchanan	Mark N. Walker	Randall J. Findlay
Chief Executive Officer	Chief Financial Officer	President
Phone 403 296-2232	Phone 403 781-5305	Phone 403 781-5343
Internet:
http://www.providentenergy.com
e-mail:
info@providentenergy.com